Exhibit 99.48

CREAM MINERALS LTD.
(the "Company")
Suite 1400, 570 Granville Street
Vancouver, British Columbia  V6C 3P1
Telephone:  604-687-4622
Fax:  604-687-4212

INFORMATION CIRCULAR
(As at October 13, 2011, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "Meeting") of the Company to be held on Thursday, November 17, 2011 and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as: a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the form of proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you are a non-registered holder and wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non-objecting beneficial owners".  These securityholder materials are being sent to both registered and non-registered holders.  If you are a non-registered holder, and the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the "shares"), of which 152,162,916 shares are issued and outstanding as of the close of business on October 13, 2011.  Persons who are registered shareholders at the close of business on October 13, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following, which information has been provided to the Company by the applicable shareholders as of October 13 , 2011.

Name	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Frank A. Lang	23,915,951(1)	15.73
Pinetree Resource Partnership(2)	20,500,000	13.48
Sprott Asset Management L.P. (2)	24,500,000	16.11

(1)

Of these, 5,371,204 shares are held by Dauntless Developments Ltd. and 3,383,403 shares are held by Lang Mining Corporation, each a private company controlled by Frank A. Lang.

(2)

The beneficial owners of these shares are not known.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted by the Management Proxyholders for the nominees of management herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at eight (8).

The Company's board of directors (the "Board") has an Audit Committee and also a Compensation and Corporate Governance Committee, the members of which are set out below.  The Company does not have an executive committee.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
CHRISTOPHER HEBB(3)(5) British Columbia, Canada Chairman	President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.	Served as a director since June, 2011	169,500
MICHAEL E. O'CONNOR British Columbia, Canada President, CEO and director	President and CEO of the Company since October 2, 2008; investor relations for various public companies in the mining industry	Served as a director since October 2009	630,000 (2)
SARGENT H. BERNER(4) British Columbia, Canada Director	Businessman	Served as a director since 1987	298,500
FERDINAND HOLCAPEK Durango, Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V.	Served as a director since October 2001	3,450,937
GERALD M. FELDMAN(3)(4) British Columbia, Canada Director	CFO of Pinetree Capital Ltd., Mega Uranium Ltd., Brownstone Energy Inc., Terreno Resources Corporation and a partner in DNTW Chartered Accounts LLP	Served as a director since December 2010	Nil
ROBIN M. MERRIFIELD(3)(4) British Columbia, Canada Director	Executive Vice President, Uranium One Inc.; Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry	Served as a director since September 2004	Nil
RONALD LANG British Columbia, Canada Director	Businessman and consultant to companies in the junior resource sector	Served as a director from 1989 to 2005	1,955,381(6)(7)
DWAYNE MELROSE British Columbia, Canada Director

President and COO Riverstone Resources Inc.; formerly Vice President Exploration, The Minco Mining Group; prior thereto Exploration Manager Kumtor Operating Company, a wholly owned subsidiary of Centerra Inc.

		Served as a director since June, 2011	Nil

(1)

Shares beneficially owned, controlled or directed, directly or indirectly, as at October 13, 2011, based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

(2)

Of these, 230,000 are held by Michael O'Connor's spouse and controlled by Michael O'Connor.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation and Corporate Governance Committee.

(5)

Mr. Hebb was appointed Chairman following his election as a director on June 23, 2011.

(6)

Of these, 100,000 shares are held by Ronald Lang's spouse and controlled by Ronald Lang.

(7)

Of these, 286,140 shares are held by Ronald Lang's son and are controlled by Ronald Lang.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, other than as set forth below, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO of such company but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

ValGold Resources Ltd. was subject to a management cease trade order for failure to file financial statements in a timely manner from December, 2008 to January, 2009, during which time Sargent Berner was a director of such company.

Dwayne Melrose served as a director of Sterling Mining Company ("Sterling") from November 1, 2009 to March 25, 2010. Sterling filed a voluntary bankruptcy petition on March 3, 2008 and, until December 9, 2009, was subject to Chapter 11 bankruptcy proceedings in the United States Bankruptcy Court, District of Idaho. An initial plan of reorganization with Sterling's creditors was filed and approved by the Bankruptcy Court on December 9, 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the "CCGC") of the Board is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers.  The CCGC aims to ensure that total compensation paid to executive officers and directors is fair and reasonable and is consistent with the Company's compensation philosophy.

The CCGC is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Company pursuant to the Company's stock option plan (the "Plan").

The independent members of the CCGC are Sargent H. Berner, Robin M. Merrifield and Gerald M. Feldman.  The Board is satisfied that the composition of the CCGC ensures an objective process for determining compensation.

Philosophy

The philosophy of the Company in determining compensation is that the compensation should:  (i) reflect the Company's current state of development; (ii) reflect the Company's performance; (iii) reflect individual performance; (iv) align the interests of executives with those of the shareholders; (v) assist the Company in retaining key individuals; and (vi) reflect the Company's overall financial status.

Compensation Components

The compensation of the executive officers comprises primarily:  (i) base salary;  (ii) a cash bonus that may be determined by the CCGC in consideration of performance against objectives established for each executive officer and (iii)  long-term incentive in the form of stock options granted in accordance with the Plan.

In establishing levels of compensation and granting stock options, the comparable levels of remuneration paid to executive officers of other companies of comparable size and development within the mining exploration and development industry are considered. In establishing executive officer remuneration and the granting of stock options, the Company identified three companies which would comprise the benchmark group, consisting of companies about which the Company was knowledgeable, so as to more accurately assess the components of the benchmark in relation to such companies.  The components of the benchmark are: market capitalization; number of properties owned or optioned; property activity levels; number of jurisdictions in which the Company is operating; number of employees; condition of balance sheets; compensation and option plans; and planned activities for calendar 2011.  The companies in the benchmark group are at similar stages of development as the Company, and with exploration plans of a similar magnitude in 2011 as those of the Company.  The companies in the benchmark group are Sultan Minerals Inc., Acrex Ventures Ltd. and ValGold Resources Ltd.  The Company did not grant incentive stock options in 2010 and consequently increased incentive option grants for 2011 to fairly compensate employees for 2010 and 2011.

The CCGC also relies on the experience of its members as officers and directors of other companies in a similar business as the Company in assessing compensation levels.  Certain of these other companies are identified in Schedule "A" of this Information Circular.  The purpose of this process is to:

●

understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

●

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

●

establish a basis for developing salary adjustments and short-term and long-term incentive awards for approval of the CCGC.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the independent directors consider the Company's performance and determine compensation based on this assessment and the recommendations of the CCGC.

Base Salary

The CCGC and the independent directors approve the salary ranges for the executive officers.  The base salary review for each executive officer is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  The CCGC, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Cash Bonus

The executive officers' annual incentive bonuses depend upon relative performance and contribution towards meeting corporate objectives. Given the stage of the Company's development, there are no predetermined, identifiable measures involved in determining the annual incentive bonus. The board reviews the recommendations of the CCGG, assesses the performance and each executive officer and determines the award, if any, at its discretion.

Stock Option Plan

The Board has established the Plan, which was confirmed by the shareholders at the meeting held on June 23, 2011, in accordance with the policies of the TSX Venture Exchange (the "Exchange").  The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any corporation that provides management services and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

The Plan provides that the directors, or a special committee of directors appointed by the Board, may grant options to purchase shares on the terms that the directors may determine, within the limitations of the Plan.

The principal terms of the Plan are as follows:

1.

the total number of shares issuable pursuant to the Plan shall not exceed 10% of the outstanding Shares from time to time;

2.

the number of shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the outstanding shares at the time of grant;

3.

the aggregate number of shares reserved for issuance, within a one-year period to any one consultant of the Company may not exceed 2% of the outstanding shares at the time of grant;

4.

the aggregate number of shares reserved for issuance, within a one-year period to persons employed to provide investor relations activities may not exceed 2% of the outstanding shares at the time of the grant;

5.

the maximum number of shares reserved for issuance pursuant to Options granted to insiders of the Company at any time may not exceed 10% of the number of outstanding shares at the time of the grant;

6.

the options granted will have a maximum term of 10 years from the date of grant;

7.

options are non-assignable and non-transferable;

8.

if an Optionee ceases to be employed by or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days (or 30 days in the case of an Optionee engaged in investor relations activities) after the date such Optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be; and

9.

if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the Optionees.

All options granted to executive officers are recommended by the CCGC and approved by the Board.  In monitoring option grants, the CCGC takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.  The CCGC also takes in to account previous grants of options-based awards when considering new grants.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the CCGC also makes the following recommendations subject to, and in accordance with, the provision of the Plan:

●

the exercise price for each option granted;

●

the date on which each option is granted;

●

the vesting terms for each option; and

●

the other material terms and conditions of each option grant.

Option-based awards

The Plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The CCGC has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6, Statement of Executive Compensation, which came into force on December 31, 2008 ("Form 51-102F6")) sets forth all direct and indirect compensation for or in connection with services in all capacities to the Company and any of its subsidiaries for the three most recently completed financial years of the Company in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Michael E. O'Connor(4) President and CEO	2011	180,000	N/A	293,882	110,000(4)	N/A	N/A	Nil )	583,882
	2010	110,000	N/A	Nil	N/A	N/A	N/A	5,248	115,248
	2009	55,000	N/A	120,000	N/A	N/A	N/A	Nil	175,000
Shannon M. Ross(5) CFO and Corporate Secretary	2011	55,411	N/A	Nil	N/A	N/A	N/A	Nil	55,411
	2010	30,062	N/A	Nil	N/A	N/A	N/A	1,234	31,296
	2009	71,427	N/A	9,240	N/A	N/A	N/A	2,374	83,041
Ferdinand Holcapek Director of the Company and Administrator of the Company's operating subsidiary	2011	141,838(6)	N/A	235,106	N/A	N/A	N/A	Nil	376,944
	2010	52,299	N/A	Nil	N/A	N/A	N/A	Nil	52,299
	2009	135,287	N/A	8,774	N/A	N/A	N/A	Nil	128,774

(1)

Financial years ended March 31, 2009, March 31, 2010 and March 31, 2011, respectively.

(2)

The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions:  stock price - $0.38, exercise price - $0.38, an option life of 3.1 years, a risk-free interest rate of 2.2% and a volatility of 146.78%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on March 31, 2011.

(3)

Mr. O'Connor was appointed President and CEO of the Company on October 2, 2008.

(4)

Includes a cash bonus.

(5)

Ms. Ross resigned as CFO and Corporate Secretary on May 30, 2011.

(6)

Fees have been paid or accrued at a rate of US$10,000 per month (including related taxes) for consulting fees, administrative and geological services, in connection with Mr. Holcapek's engagement as sole administrator of Cream Minerals de Mexico, S.A. de C.V., the Company's Mexican operating subsidiary.  Mr. Holcapek was paid in US dollars until December 2010.  In January 2011, Mr. Holcapek started to invoice the Company in Canadian dollars.  Exchange rates used in translating US dollars to Canadian dollars were the dates the invoices, as these rates most accurately represented the dates the expenses were being incurred.

Incentive Plan Awards

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs, nor any share-based award plan under which equity-based instruments that do not have option-like features can be issued.

The Company has the Plan, pursuant to which stock options may be granted to officers, directors, employees and service providers of the Company.  See "Stock Option Plan" above.

Outstanding Option-Based Awards

The following table sets forth option-based awards made to each of the NEOs and outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Michael E. O'Connor	1,000,000	0.12	February 12, 2014	250,000	N/A	N/A
	1,000,000	0.38	March 4, 2016	Nil	N/A	N/A
Shannon M. Ross	180,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
Ferdinand Holcapek	100,000	0.53	January 29, 2012	Nil	N/A	N/A
	175,000	0.50	April 18, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
	800,000	0.38	March 4, 2016	Nil	N/A	N/A

(1)

This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2011, the end of the most recently completed financial year, which was $0.37, and the exercise price of the options.

(2)

The Company does not have incentive plan awards other than option-based awards.

Value Vested Or Earned During The Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2011, for each NEO:

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(2) ($)
Michael E. O'Connor	293,882	N/A	N/A
Shannon M. Ross	Nil	N/A	N/A
Ferdinand Holcapek	235,106	N/A	N/A

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

The Company does not have incentive plan awards in place other than option-based awards.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have in place with its directors and officers agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts except as described below.

The employment agreement of Michael E. O'Connor, President and CEO of the Company, provides that the Company may terminate such employment without cause upon written notice thereof stating the effective date of such termination (the "Termination Date").  In such event, the Company would be obligated to provide Mr. O'Connor with (i) payment of any accrued salary, vacation and bonuses owing but unpaid up to the Termination Date; (ii) payment in the amount equal to one year's salary and the average of his annual bonus, if any, for the three years prior to the Termination Date; (iii) maintenance of Mr. O'Connor's participation in employee benefit programs other than disability insurance coverage until the earlier of Mr. O'Connor securing comparable alternate benefits and the expiry of one year following the Termination Date; and (iv) all previously unvested options granted to Mr. O'Connor which have not vested shall be deemed to vest on the Termination Date and remain exercisable until the earlier of their expiration date and one year from the Termination Date (collectively, the "Severance").  In the event of a change of control, which includes the acquisition, directly or indirectly, by any person of shares which constitutes in the aggregate 50% or more of the outstanding shares, Mr. O'Connor may resign on one month's written notice within six months of the completion of the Change of Control and receive the Severance. If Mr. O'Connor had been terminated without cause effective March 31, 2011, being the last business day of the most recently completed financial year, or if he had resigned effective such date within six months of a Change of Control, he would have been entitled to receive Severance of $180,000.

The Company is a party to a shareholder and operating agreement dated August 3, 2001 (the "Services Agreement") pursuant to which Quorum Management and Administrative Services Inc. ("Quorum"), a private company held jointly by the Company and other public companies, provides management, administrative, geological and other services on a full cost recovery basis.  In the event of a withdrawal by the Company from the Services Agreement, the Company would be obligated to pay Quorum a termination fee of approximately $136,000 in recognition of the obligations assumed, assets acquired and commitments entered into with third parties by Quorum in order to provide services to the Company under the Services Agreement.

Director Compensation

The following table sets out all amounts of compensation provided to the directors who are not also NEOs for the Company's most recently completed financial year:

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Robin Merrifield	10,000	Nil	117,553	Nil	Nil	Nil	127,553
Gerald M. Feldman	Nil	Nil	117,553	Nil	Nil	Nil	117,553
Sargent H. Berner	7,500	Nil	117,553	Nil	Nil	30,000(2)	155,053
C. Douglas Lang(3)	10,000	Nil	Nil	Nil	Nil	Nil	10,000
Arthur G. Troup(4)	5,000	Nil	Nil	Nil	Nil	Nil	5,000
Frank A. Lang(5)	Nil	Nil	117,553	Nil	Nil	Nil	117,553

(1)

Disclosure of compensation paid to Mr. Holcapek  is made in the Summary Compensation Table above.

(2)

Consulting fees of $2,500 per month were paid to Kent Avenue Consulting Ltd., a private company controlled by Mr. Berner.

(3)

Mr. C. Douglas Lang resigned from the Board on November 9, 2010.

(4)

Mr. Troup resigned from the Board on November 8, 2010.

(5)

Mr. Frank Lang resigned from the Board on June 23, 2011.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, other than as follows.

During the financial year ended March 31, 2011, Robin Merrifield, Sargent Berner, Arthur Troupe and Douglas Lang were paid fees in consideration for serving on a special committee of the Board of Directors in connection with a take-over bid for the Company made by Endeavour Silver Corp. in late 2010.

Consulting fees of $2,500 per month are paid to Kent Avenue Consulting Ltd., a private company controlled by Mr. Berner.

On June 23, 2011 the Board of Directors approved a resolution to compensate all Directors of the Company, with the exception of two non-independent directors, Mr. O’Connor and Mr. Holcapek, as follows:

Chairman and Chair of the Audit Committee

$15,000 per year

Other Directors

$10,000 per year

Attendance at directors meetings

$250 per meeting

In addition, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the CCGC committee.

Incentive Plan Awards - Outstanding Option-Based Awards

The Company does not have an incentive plan pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded to directors.

The Company's Plan provides for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.  See "Stock Option Plan" above.

The following table sets out all option-based awards outstanding to directors who are not also NEOs as at the end of the last financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Robin Merrifield	75,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Gerald M. Feldman	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Sargent H. Berner	160,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A
C. Douglas Lang(3)	Nil	N/A	N/A	N/A	N/A	N/A
Arthur G. Troup(4)	Nil	N/A	N/A	N/A	N/A	N/A
Frank A. Lang(5)	270,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A

(1)

This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2011, the end of the most recently completed financial year, which was $0.37, and the exercise price of the options.

(2)

The Company does not have incentive plan awards in place other than option-based awards.

(3)

Mr. C. Douglas Lang resigned from the Board on November 9, 2010.

(4)

Mr. Troup resigned from the Board on November 8, 2010.

(5)

Mr. Frank Lang resigned from the Board on June 23, 2011.

Incentive Plan Awards - Value Vested Or Earned During The Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2011 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Robin Merrifield	117,553	N/A	N/A
Gerald M. Feldman	117,553	N/A	N/A
Sargent H. Berner	117,553	N/A	N/A
C. Douglas Lang(4)	Nil	N/A	N/A
Arthur G. Troup(5)	Nil	N/A	N/A
Frank A. Lang(6)	117,553	N/A	N/A

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

All options granted during the most recently completed financial year vested on the grant date.

(3)

The Company does not have incentive plan awards in place other than option-based awards.

(4)

Mr. C. Douglas Lang resigned from the Board on November 9, 2010.

(5)

Mr. Troup resigned from the Board on November 8, 2010.

(6)

Mr. Frank Lang resigned from the Board on June 23, 2011.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders(1)	9,906,500	$0.36	5,039,935
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	9,906,500	$0.36	5,039,935

(1)

The only "equity compensation plan" in place is the Plan.  See "Option Based Awards" above. Pursuant to Form 51-102F5, the table presents information as at March 31, 2011.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at October 13, 2011, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or which indebtedness is owing to another entity and is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, and no associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

Between November 2007 and January 2011, the Company was indebted to Frank A. Lang, a former Chairman of the Company, in respect of cash loans made to the Company, including $720,000 loaned in fiscal 2010.  The Company repaid such debt over the course of fiscal 2010 and fiscal 2011.  As of March 31, 2011, the principal and all accrued and unpaid interest had been repaid.  The average interest rate was 6% and the amount of interest and loan balance paid by the Company during the most recently completed financial year was $44,242 and $1,107,100 respectively.

APPOINTMENT OF AUDITOR

Morgan & Company, Chartered Accountants, of Suite 1488, 700 West Georgia Street, Vancouver, British Columbia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company, Chartered Accountants as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

AUDIT COMMITTEE

The Audit Committee Charter

Mandate

The primary function of the Company's audit committee (the "Audit Committee") is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•

Review and appraise the performance of the Company's external auditors.

•

Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise.  All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting.  Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Audit Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Audit Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Robin M. Merrifield	Independent(1)	Financially Literate (1)
Christopher Hebb	Independent (1)	Financially Literate (1)
Gerald M. Feldman	Independent(1)	Financially Literate(1)

 (1)

As defined by National Instrument 52-110 Audit Committees ("NI 52-110").

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Company to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Robin M. Merrifield	Chartered Accountant (1969) South Africa CTA (1964) University of Cape Town

From July 2006 to date, Mr. Merrifield has been the Executive Vice President of Uranium One Inc., a publicly-traded company listed on the TSX, and from July 2006 to October 2010 was also the CFO of such company.  From 1997 to 2001, he was Vice President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Christopher Hebb	LLB (1966) from University of Toronto

Mr. Hebb is President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.  Mr. Hebb holds an LL.B. from the University of Toronto and was licensed as a lawyer in Alberta and British Columbia focusing on corporate and securities law and international business transactions.  Mr. Hebb’s career includes substantial experience at a senior management level in investment management, expansion capital, private client wealth management, diamond exploration, consumer products, real estate development, steel manufacturing and fabrication, coal mining, and oil and gas exploration and production.

Gerald M. Feldman	Chartered Accountant (1985) Canada

Mr. Feldman is the Chief Financial Officer of Pinetree Capital Ltd., a venture capital firm, Mega Uranium Ltd., a uranium exploration company, Terreno Resources Corporation, a mineral exploration development company, and Brownstone Energy Inc., an oil and gas exploration company.  Mr. Feldman is a chartered accountant, and currently is also a partner of DNTW Chartered Accountants LLP.  Previously, Mr. Feldman was a partner in a number of accounting firms.  From 1994 to December 2007 and December 2009 to February 2011, he was a partner at Feldman & Associates LLP, Chartered Accountants; and from December 2007 to December 2009, he was a partner at Schwartz Levitsky Feldman Chartered Accountants LLP.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Years ended March 31,
Services	2011 ($)	2010 ($)
Audit Fees	32,844	41,000
Audit-Related Fee(1)	6,426	2,203
Tax Fees	5,850	--
All Other Fees(2)	770	656
Total fees	40,040	43,859

(1)

Audit-Related Fee includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2)

Canadian Public Accounting Board Fees.

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each committee of the Board is set out below.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  National Instrument 58-101 mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board

The Board currently consists of eight (8) directors, 6 of whom are independent based upon the test for independence set forth in section 1.4 of NI 52-110.  Christopher H. Hebb, Robin M. Merrifield, Sargent H. Berner, Gerald M. Feldman, Ronald Lang and Dwayne Melrose are independent.  Michael E. O'Connor is not independent as he is the President and CEO of the Company.  Ferdinand Holcapek is not independent as he receives consulting fees from the Company and is the Sole Administrator and Director General of the Company's wholly-owned subsidiary.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team, of which the CEO also sits on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  The independent directors are, however, able to meet at any time without any members of management including the non-independent directors being present.  Further supervision is performed through the Audit Committee who meets with and has access to the Company's auditors without the requirement for involvement by the Chief Financial Officer.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

 information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company;

3.

access to management ; and

4.

information regarding .

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.creamminerals.com and under the Company's profile at www.sedar.com.    The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the CCGC.  The CCGC also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The CCGC has responsibility for identifying potential Board candidates.  The members of the CCGC are Robin M. Merrifield, Sargent H. Berner and Gerald M. Feldman, all of whom are independent of the Company. The CCGC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The CCGC has responsibility for reviewing and recommending to the board compensation for the directors and senior management. See "Executive Compensation – Compensation Discussion and Analysis".

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the CCGC on its assessment of the functioning of the Board and reports from each of the CCGC and Audit Committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

In the fourth quarter of 2010 and the first quarter of 2011, the Audit Committee and the CCGC engaged in extensive reviews of the Board, its committees, and evaluated the number of members of the Board and of its committees.  These committees also reviewed the Company's Articles and its then current stock option plan, and considered the advisability of adopting a shareholder rights plan.  The Audit Committee and the CCGC discussed with the Board the results of these reviews, and made recommendations including those leading to the adoption at the June, 2011 AGM of the increase in the number of members of the Board, the adoption of the Plan and a shareholder rights plan, and revisions to the Company's Articles.

Compensation and Corporate Governance Committee

The CCGC is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

For information relating to the CCGC's report on executive compensation, see "Executive Compensation" above.  This Committee meets at least once annually.  Currently, the members are Robin M. Merrifield, Sargent H. Berner and Gerald Feldman, each of whom is independent of the Company.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 604-687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The policies of the Exchange require stock option plans which reserve for issuance up to 10% of a listed company's shares at the time of grant (instead of a fixed number) be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT IS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

The Plan is described in detail above under the heading "Stock Option Plan", and the full text thereof will be available for review at the Meeting.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 13th day of October, 2011.

APPROVED BY THE BOARD OF DIRECTORS

"Michael E. O'Connor"

MICHAEL E. O'CONNOR
President, CEO and Director

Schedule "A"

The participation of the directors of the Company in other reporting issuers is as follows:

Name of Director	Name of Reporting Issuer
Sargent H. Berner

Aurizon Mines Ltd.

Emgold Mining Corporation

Enterprise Energy Resources Ltd.
Olivut Resources Ltd.

Pacific Ridge Exploration Ltd.
Palo Duro Energy Inc.

Sultan Minerals Inc.
Thor Explorations Ltd.

ValGold Resources Ltd.

Michael E. O'Connor	N/A
Ferdinand Holcapek	N/A
Robin M. Merrifield	Sultan Minerals Inc. Acrex Ventures Ltd.
Gerald M. Feldman	Quetzal Energy Ltd. Fiber Optic Systems Technology, Inc. POCML 1 Inc. Latin American Minerals Inc.
Ronald Lang	N/A
Christopher Hebb	N/A
Dwayne Melrose	Minco Gold Corporation